                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                   MIDAS, INC.
              -----------------------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
              -----------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    595626102
              -----------------------------------------------------
                                 (CUSIP NUMBER)

                                RICHARD J. LAMPEN
                   EXECUTIVE VICE PRESIDENT & GENERAL COUNSEL
                             NEW VALLEY CORPORATION
                       100 S.E. SECOND STREET, 32ND FLOOR
                                 MIAMI, FL 33131
                                 (305) 579-8000
              -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 24, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d.1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages

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---------------------                                     ----------------------

CUSIP NO. 595626102                                       PAGE 2 OF 10 PAGES

---------------------                                     ----------------------




=============== ================================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                                        NEW VALLEY CORPORATION
--------------- ----------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                ----------------------------------------------------------------
                (a) [ ]
                ----------------------------------------------------------------
                (b) [X]
--------------- ----------------------------------------------------------------
3               SEC Use Only
--------------- ----------------------------------------------------------------
4               Source of Funds (See Instructions)                       WC
--------------- ----------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]
--------------- ----------------------------------------------------------------
                Citizenship or Place of Organization
6                Delaware
=============== ================================================================
                              7    Sole Voting Power

                                                                   1,017,000
                           ------- ---------------------------------------------
                              8    Shared Voting Power
                                                                       - 0 -
                           ------- ---------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by                                             1,017,000
Each Reporting Person
With
                           ------- ---------------------------------------------
                             10    Shared Dispositive Power
                                                                       - 0 -
=============== ================================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                   1,017,000
--------------- ----------------------------------------------------------------
12              Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                [ ]
--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                                                        6.79%
--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)              CO
=============== ================================================================

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CUSIP NO. 595626102                                       PAGE 3 OF 10 PAGES

---------------------                                     ----------------------



=============== ================================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                                      New Valley Holdings, Inc.
--------------- ----------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                ----------------------------------------------------------------
                (a) [ ]
                ----------------------------------------------------------------
                (b) [X]
--------------- ----------------------------------------------------------------
3               SEC Use Only
--------------- ----------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ----------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]
--------------- ----------------------------------------------------------------
6               Citizenship or Place of Organization
                Delaware
=============== ================================================================
                              7    Sole Voting Power

                                                                        - 0 -
                           ------- ---------------------------------------------
                              8    Shared Voting Power
                                                                        - 0 -
                           ------- ---------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by                                                   - 0 -
Each Reporting Person
With
                           ------- ---------------------------------------------
                             10    Shared Dispositive Power
                                                                        - 0 -
=============== ================================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                        - 0 -
--------------- ----------------------------------------------------------------
12              Check Box if the Aggregate Amount in Row (11) Excludes
                Certain Shares (See Instructions)
                [X]
--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                                                        0%
--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)            CO; HC
=============== ================================================================

---------------------                                     ----------------------

CUSIP NO. 595626102                                       PAGE 4 OF 10 PAGES

---------------------                                     ----------------------



=============== ================================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                                               VGR HOLDING INC.
--------------- ----------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                ----------------------------------------------------------------
                (a) [ ]
                ----------------------------------------------------------------
                (b) [X]
--------------- ----------------------------------------------------------------
3               SEC Use Only
--------------- ----------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ----------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
--------------- ----------------------------------------------------------------
6               Citizenship or Place of Organization
                Delaware
=============== ================================================================
                              7    Sole Voting Power

                                                                        - 0 -
                           ------- ---------------------------------------------
                              8    Shared Voting Power
                                                                        - 0 -
                           ------- ---------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by
Each Reporting Person                                                   - 0 -
With
                           ------- ---------------------------------------------
                             10    Shared Dispositive Power
                                                                        - 0 -
=============== ================================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                        - 0 -
--------------- ----------------------------------------------------------------
12              Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                [X]
--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                                                           0%
--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)            CO; HC
=============== ================================================================

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CUSIP NO. 595626102                                       PAGE 5 OF 10 PAGES

---------------------                                     ----------------------



=============== ================================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                                            VECTOR GROUP LTD.
--------------- ----------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                ----------------------------------------------------------------
                (a) [ ]
                ----------------------------------------------------------------
                (b) [X]
--------------- ----------------------------------------------------------------
3               SEC Use Only
--------------- ----------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ----------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]
--------------- ----------------------------------------------------------------
6               Citizenship or Place of Organization
                Delaware
=============== ================================================================
                              7    Sole Voting Power
                                                                        - 0 -
                           ------- ---------------------------------------------
                              8    Shared Voting Power
                                                                        - 0 -
                           ------- ---------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by                                                   - 0 -
Each Reporting Person
With
                           ------- ---------------------------------------------
                             10    Shared Dispositive Power
                                                                        - 0 -
=============== ================================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                        - 0 -
--------------- ----------------------------------------------------------------
12              Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                [X]
--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                                                          0%
--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)            CO; HC
=============== ================================================================

---------------------                                     ----------------------

CUSIP NO. 595626102                                       PAGE 6 OF 10 PAGES

---------------------                                     ----------------------



=============== ================================================================
                Name of Reporting Person
1               S.S. or I.R.S. Identification No. of Above Person
                                                             BENNETT S. LEBOW
--------------- ----------------------------------------------------------------
2               Check the Appropriate Box if a Member of a Group
                (See Instructions)
                ----------------------------------------------------------------
                (a) [ ]
                ----------------------------------------------------------------
                (b) [X]
--------------- ----------------------------------------------------------------
3               SEC Use Only
--------------- ----------------------------------------------------------------
4               Source of Funds (See Instructions)                       N/A
--------------- ----------------------------------------------------------------
5               Check Box if Disclosure of Legal Proceedings
                is Required Pursuant to Items 2(d) or 2(e)
                [ ]
--------------- ----------------------------------------------------------------
6               Citizenship or Place of Organization
                United States
=============== ================================================================
                              7    Sole Voting Power
                                                                       - 0 -
                           ------- ---------------------------------------------
                              8    Shared Voting Power
                                                                       - 0 -
                           ------- ---------------------------------------------
Number of Shares              9    Sole Dispositive Power
Beneficially Owned by
Each Reporting Person                                                  - 0 -
With
                           ------- ---------------------------------------------
                             10    Shared Dispositive Power
                                                                       - 0 -
=============== ================================================================
11              Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                       - 0 -
--------------- ----------------------------------------------------------------
12              Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares (See Instructions)
                [X]
--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11)
                                                                          0%
--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)              IN
=============== ================================================================

ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D filed with the Securities and Exchange Commission on October 1, 2001 (the "Schedule 13D") on behalf of New Valley Corporation ("New Valley"), New Valley Holdings, Inc., VGR Holding Inc., Vector Group Ltd. and Bennett S. LeBow, in connection with the common stock, $.001 par value ("Common Stock"), of Midas, Inc., a Delaware corporation (the "Company"), is hereby amended as follows (unless otherwise defined, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D):

ITEM 2.  IDENTITY AND BACKGROUND.

                  The second sentence of the second paragraph in Item 2 of the
Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 1,017,000 shares of Common Stock (the "Securities") or approximately 6.79% of the outstanding shares of the Common Stock within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The first sentence of Item 3 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "The aggregate purchase price for the Securities acquired by New Valley on September 23, 2002 and September 24, 2002, including the shares acquired by its wholly-owned subsidiary Alki Corp. ("Alki"), a Delaware corporation, was approximately $951,500.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (1) Clause (a) of Item 5 of the Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 1,017,000 shares of Common Stock of the Company, which constituted approximately 6.79% of the 14,976,099 shares of Common Stock outstanding as of June 29, 2002 (as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 29,
                  2002). To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to be acting as a group with the Reporting Persons.

                  Howard M. Lorber, a person listed in Exhibit A attached hereto, beneficially owns indirectly, through a Keogh Plan, 2,683 shares of Common Stock, or less than 0.1% of the outstanding Common Stock."


                               Page 7 of 10 Pages

                  (2) The first sentence of the first paragraph of clause (b) of
Item 5 of the Schedule 13D is hereby deleted and replaced by in its entirety by the following:

                  "With respect to the 1,017,000 shares of Common Stock acquired by New Valley, New Valley exercises both sole voting power and sole dispositive power."

                  (3) The third paragraph of clause (b) of Item 5 of the
Schedule 13D is hereby deleted and replaced in its entirety by the following:

                  "Mr. Lorber has sole voting power and sole dispositive power over the 2,683 shares of Common Stock beneficially owned by him."

                  (4) Clause (c) of Item 5 of the Schedule 13D is hereby amended to insert the following sentence at the end:

                  "On September 23, 2002 and September 24, 2002, New Valley purchased in the open market on the New York Stock Exchange a total of 192,100 shares of Common Stock as described in Exhibit B, which is attached hereto and incorporated herein by reference. On August 8, 2002, Mr. Lorber, through a Keogh Plan, purchased in the open market on the New York Stock Exchange 500 shares of Common Stock for $7.34 per share."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit B of Item 7 of the Schedule is hereby deleted and replaced in its entirety by the following:

Exhibit B:        Transactions in the Common Stock in the past 60 days.


                               Page 8 of 10 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2002

                                 NEW VALLEY CORPORATION

                                 By:  /s/ RICHARD J. LAMPEN
                                      ------------------------------------------
                                      Name:    Richard J. Lampen
                                      Title:   Executive Vice President

                                 NEW VALLEY HOLDINGS, INC.

                                 By:  /s/ RICHARD J. LAMPEN
                                      ------------------------------------------
                                      Name:    Richard J. Lampen
                                      Title:   Executive Vice President

                                 VGR HOLDING INC.

                                 By:  /s/ RICHARD J. LAMPEN
                                      ------------------------------------------
                                      Name:    Richard J. Lampen
                                      Title:   Executive Vice President

                                 VECTOR GROUP LTD.

                                 By:  /s/ RICHARD J. LAMPEN
                                      ------------------------------------------
                                      Name:    Richard J. Lampen
                                      Title:   Executive Vice President

                                 BENNETT S. LEBOW

                                 By:  New Valley Corporation

                                 By:  /s/ RICHARD J. LAMPEN
                                      ------------------------------------------
                                      Name:    Richard J. Lampen
                                      Title:   Executive Vice President



                               Page 9 of 10 Pages

                                                                       EXHIBIT B

TRANSACTIONS IN THE COMMON STOCK IN THE PAST 60 DAYS:

                                     NO. OF SHARES                PRICE PER
NAME(1)                DATE            PURCHASED                   SHARE(2)
-------                ----          -------------                ---------

New Valley            9/23/02             20,000                    $4.71
                                          15,000                    $4.75
                                          25,000                    $4.80
                                           9,900                    $4.85
                                          24,800                    $4.90
                                           2,000                    $4.94
                                           5,000                    $4.95
                                           8,800                    $4.99
                                          16,000                    $5.00
                                        --------
                                         126,500

New Valley            9/24/02              2,700                    $4.85
                                           5,000                    $4.88
                                             200                    $4.91
                                           4,400                    $4.95
                                           2,200                    $4.99
                                          51,100                    $5.00
                                          ------
                                          65,600



-------------------------------------------

(1)      With respect to New Valley, includes shares purchased by Alki.

(2)      Excludes brokerage commissions.



                               Page 10 of 10 Pages